P.O. BOX 738 - MARIETTA, OHIO - 45750	NEWS RELEASE
www.peoplesbancorp.com

FOR IMMEDIATE RELEASE	Contact:	Katie Bailey
October 25, 2022		Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. ANNOUNCES THIRD QUARTER 2022 RESULTS
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MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (Nasdaq: PEBO) today announced results for the quarter and nine months ended September 30, 2022. Peoples reported net income of $26.0 million for the third quarter of 2022, representing earnings per diluted common share of $0.92. In comparison, Peoples recognized earnings per diluted common share of $0.88 for the second quarter of 2022, and a loss per diluted common share of $0.28 for the third quarter of 2021. For the nine months ended September 30, 2022, Peoples recorded net income of $74.4 million, or $2.65 per diluted common share, compared to $19.8 million, or $0.99 per diluted common share, for the nine months ended September 30, 2021.
The provision for (recovery of) credit losses recorded represents the amount needed to maintain the appropriate level of the allowance for credit losses based on management’s quarterly estimates. The provision for credit losses negatively impacted earnings per diluted share by $0.05 for the third quarter of 2022, and the release of provision positively impacted earnings per diluted share by $0.02 for the second quarter of 2022, while the provision for credit losses had a negative impact on earnings per diluted share of $0.34 for the third quarter of 2021. For the first nine months of 2022, the release of provision positively impacted earnings per diluted share by $0.16, compared to a provision for credit losses that negatively impacted earnings per diluted share by $0.29 for the first nine months of 2021.
Non-core items, and the related tax effect of each, in net income primarily included acquisition-related and COVID-19-related expenses. Non-core items negatively impacted earnings per diluted common share by $0.01 for the third quarter of 2022, $0.02 for the second quarter of 2022, and $0.71 for the third quarter of 2021. Non-core items negatively impacted earnings per diluted share by $0.07 and $0.98 for the nine months ended September 30, 2022 and 2021, respectively.
"We are very pleased with our results for the first nine months of 2022. Net income more than tripled, net interest margin was up 40 basis points and the efficiency ratio improved 23% compared to 2021, primarily due to our recent acquisitions and organic growth," said Chuck Sulerzyski, President and Chief Executive Officer. "Our return on average assets improved to 1.45%, and our return on average stockholders' equity grew to 12.9% for the third quarter. We will continue our hard work to close out the year in a strong financial position."

Completion of Vantage Acquisition:
On March 7, 2022, Peoples Bank acquired Vantage Financial, LLC (“Vantage”), a nationwide provider of equipment financing headquartered in Excelsior, Minnesota. Under the terms of the agreement, Peoples Bank purchased 100% of the equity of Vantage for total cash consideration of $54.0 million. Peoples Bank also repaid $28.9 million in recourse debt on behalf of Vantage, for total consideration of $82.9 million. Vantage offers mid-ticket equipment leases, primarily for business essential information technology equipment across a wide-array of industries. Upon completion of the transaction, Vantage became a subsidiary of Peoples Bank. Peoples recognized lease assets of approximately $154.9 million as of the acquisition date. Peoples preliminarily recorded $27.2 million in goodwill and $13.2 million in other intangible assets in connection with the Vantage acquisition.

Premier Financial:
On September 17, 2021, Peoples completed its merger with Premier Financial Bancorp, Inc. ("Premier"), in which Peoples acquired, in an all-stock merger, Premier, a bank holding company headquartered in Huntington, West Virginia, and the parent company of Premier Bank, Inc. ("Premier Bank") and Citizens Deposit Bank and Trust, Inc. ("Citizens"). Under the terms and subject to the conditions of the definitive Agreement and Plan of Merger, dated March 26, 2021, Premier merged with and into Peoples (the "Premier Merger"), and Premier Bank and Citizens subsequently merged with and into Peoples Bank, in a transaction valued at $261.9 million as of September 17, 2021. At the close of business on September 17, 2021, the financial services offices of Premier Bank and Citizens became branches of Peoples Bank. Peoples acquired $1.1 billion in loans and $1.8 billion in deposits in the Premier Merger. In addition, Peoples recorded $66.9 million in goodwill and $4.2 million in other intangible assets in connection with the Premier Merger.
Statement of Operations Highlights:
•Net interest income increased $5.6 million, or 9%, compared to the linked quarter and increased $24.5 million, or 57%, compared to the third quarter of 2021.
◦Net interest margin increased 33 basis points to 4.17% for the third quarter of 2022, compared to 3.84% for the linked quarter and increased 67 basis points compared to 3.50% for the third quarter of 2021.
◦The increase in net interest margin compared to the linked quarter was primarily driven by recent increases in market interest rates.
◦The increase in net interest income for the third quarter of 2022 compared to the third quarter of 2021 was driven by the Premier Merger and Vantage acquisition, core growth and the increases in market interest rates.
•Peoples recorded a provision for credit losses of $1.8 million for the third quarter of 2022, compared to a recovery of $0.8 million for the second quarter of 2022, and a provision for credit losses of $9.0 million for the third quarter of 2021.
◦The provision for credit losses in the third quarter of 2022 was primarily due to a deterioration of macro-economic conditions, partially offset by a reduction in reserves for individually analyzed loans.
◦Net charge-offs were $1.7 million, or 0.15% of average total loans annualized, for the third quarter of 2022, compared to $1.5 million, or 0.14%, for the linked quarter and $1.6 million, or 0.18%, for the third quarter of 2021.
•Total non-interest income, excluding net gains and losses, increased $0.8 million, or 4%, compared to the linked quarter, and increased $3.6 million, or 21.2%, compared to the third quarter of 2021.
◦The increase in non-interest income, excluding gains and losses, when compared to the second quarter of 2022 was largely driven by increases in other non-interest income due to increased leasing income.
◦Total non-interest income, excluding net gains and losses, for the first nine months of 2022 was 25% of total revenue.
•Total non-interest expense increased $2.4 million, or 5%, compared to the linked quarter and decreased $5.6 million, or 10%, compared to the third quarter of 2021.
◦The increase in total non-interest expense for the third quarter of 2022 when compared to the linked quarter was primarily attributable to increases in (i) salaries and employee benefit costs, (ii) professional fees, (iii) marketing expense and (iv) data processing and software expense.
◦For the third quarter of 2022, the efficiency ratio was 57.2%. When adjusted for non-core items, the efficiency ratio was 56.6% for the third quarter of 2022.
Balance Sheet Highlights:
•Period-end total loan and lease balances increased $35.3 million, or 3% annualized, compared to June 30, 2022. Average total loan and lease balances increased $22.3 million compared to June 30, 2022.
◦The increases in period-end and average total loan and lease balances were primarily the result of growth in (i) indirect consumer loans, (ii) commercial and industrial loans, (iii) premium finance loans and (iv) construction loans, partially offset by a reduction in other commercial real estate loans.
◦Excluding forgiveness received on Paycheck Protection Program ("PPP") loans, total loan and lease balances grew at a 4% annualized rate.
•Asset quality metrics remained stable during the quarter.
◦Delinquency trends remained steady as loans considered current comprised 98.9% of the loan portfolio at September 30, 2022, compared to 98.8% at June 30, 2022.
◦Nonperforming assets decreased $1.8 million compared to June 30, 2022. The decrease was primarily attributable to a reduction in nonaccrual other commercial real estate loans and residential real estate loans, mostly offset by an increase in nonperforming leases.

◦Criticized loans decreased $16.6 million during the third quarter of 2022. The decrease was primarily driven by pay-downs and upgrades in the quarter.
◦Classified loans decreased $20.6 million during the third quarter of 2022. The decrease was driven by the upgrade of one large commercial real estate loan and the pay-offs of two large commercial and industrial loans and one large commercial real estate loan.
•Period-end total deposit balances at September 30, 2022 decreased $63.6 million, or 1%, compared to June 30, 2022.
◦The decrease was primarily driven by reductions in (i) retail certificates of deposits, (ii) money market deposits and (iii) non-interest bearing checking accounts.
◦Total demand deposit balances were 48% and 47% of total deposit balances at September 30, 2022 and at June 30, 2022, respectively.
◦Total loan balances were 79% and 77% of total deposit balances at September 30, 2022 and at June 30, 2022, respectively.
Net Interest Income:
Net interest income was $67.1 million for the third quarter of 2022, an increase of $5.6 million, or 9%, compared to the linked quarter. Net interest margin was 4.17% for the third quarter of 2022, compared to 3.84% for the linked quarter. The increase in net interest income and net interest margin was primarily driven by 32 basis points of improvement in loan yields and 17 basis points of improvement in investment yields when compared to the linked quarter due to the recent increases in market interest rates.
Net interest income for the third quarter of 2022 increased $24.5 million, or 57%, compared to the third quarter of 2021. Net interest margin increased 67 basis points compared to 3.50% for the third quarter of 2021. The increase in net interest income compared to the third quarter of 2021 was driven by (i) the Premier Merger and Vantage acquisition, (ii) organic growth and (iii) increases in market interest rates.
Accretion income, net of amortization expense, from acquisitions was $2.7 million for the third quarter of 2022, $3.9 million for the second quarter of 2022 and $1.0 million for the third quarter of 2021, which added 16 basis points, 25 basis points and 8 basis points, respectively, to net interest margin. The decrease in accretion income when compared to the linked quarter was driven by less loan accretion due to lower pay-offs and less accretion from the Premier Merger. The increase in accretion income for the current quarter compared to the third quarter of 2021 was a result of the acquisition of Vantage and a full quarter of accretion from the Premier Merger.
For the first nine months of 2022, net interest income increased $65.0 million, or 55%, compared to the first nine months of 2021, while net interest margin increased 40 basis points to 3.81%. The increase in net interest income was driven by (i) the Premier Merger and Vantage acquisition, (ii) organic growth and (iii) increases in market interest rates.
Accretion income, net of amortization expense, from acquisitions was $9.4 million for the nine months ended September 30, 2022, compared to $2.2 million for the nine months ended September 30, 2021, which added 20 and 6 basis points, respectively, to net interest margin. The increase in accretion income for the first nine months of 2022 compared to 2021 was a result of the Premier Merger and the acquisitions of Vantage and NS Leasing, LLC ("NSL").
Provision for (Recovery of) Credit Losses:
The provision for credit losses was $1.8 million for the third quarter of 2022, compared to a recovery of $0.8 million for the linked quarter and a provision for credit losses of $9.0 million for the third quarter of 2021. The provision for credit losses in the third quarter of 2022 was largely attributable to a deterioration of macro-economic conditions, partially offset by a reduction in reserves for individually analyzed loans. The release of credit losses in the linked quarter was largely attributable to a reduction in reserves for individually analyzed loans. The provision for credit losses in the third quarter of 2021 was primarily due to the establishment of the allowance for credit losses of $11.0 million related to the loans acquired from Premier.
The recovery of credit losses during the first nine months of 2022 was $5.8 million, compared to a provision for credit losses of $7.3 million for the first nine months of 2021. The recovery of credit losses during the first nine months of 2022 was driven by improvements in economic forecasts, coupled with loan payoffs and sales during certain periods. The provision for credit losses during the first nine months of 2021 was due to recording a provision for credit losses in connection with the Premier Merger of $11.0 million in order to establish an allowance for credit losses for non-purchased credit deteriorated loans of $10.6 million, and a liability for unfunded commitments of $0.4 million in the third quarter of 2021.
Net charge-offs for the third quarter of 2022 were $1.7 million, or 0.15% of average total loans annualized, compared to net charge-offs of $1.5 million, or 0.14% of average total loans annualized, for the linked quarter and net charge-offs of $1.6 million, or 0.18% of average total loans annualized, for the third quarter of 2021. Net charge-offs for the first nine months of 2022 were $5.1 million, or 0.15% of average total loans annualized, compared to net charge-offs of $3.4 million, or 0.13% annualized, for the first nine months of 2021. For additional information on credit trends and the allowance for credit losses, see the "Asset Quality" section below.
Net Gains and Losses:
Net gains and losses include gains and losses on investment securities, asset disposals and other transactions, which are included in total non-interest income on the Consolidated Statements of Operations. The net loss realized during the third quarter of 2022 was $14,000, compared to net losses of $196,000 and $0.5 million for the linked quarter and the third quarter of 2021, respectively. The net loss for the linked quarter was attributable to a $119,000 loss recorded on repossessed assets coupled with a $44,000 loss on the sale of investment securities in order to reinvest into higher-yielding securities.
The net loss realized during the first nine months of 2022 was $207,000 compared to $1.2 million for the first nine months of 2021. Net losses recognized in the first nine months of 2021 were primarily the result of a net loss of $0.7 million on the sales of available-for-sale investment securities in order to reinvest proceeds into higher-yielding investment securities and a net loss of $0.3 million on the disposal of fixed assets, primarily those acquired in the Premier Merger.
Total Non-interest Income, Excluding Net Gains and Losses:
Total non-interest income, excluding net gains and losses, for the third quarter of 2022 increased $0.8 million compared to the linked quarter. The increase in non-interest income, excluding net gains and losses, was primarily impacted by an increase in other non-interest income due to an $1.3 million increase in lease income. Also impacting the third quarter increase was an increase of $0.3 million in deposit account service charges primarily due to customer activity. Partially offsetting these increases in non-interest income, excluding net gains and losses, were declines of $0.3 million, $0.2 million, and $103,000 in trust and investment income, electronic banking income, and bank owned life insurance income, respectively. The decrease in trust and investment income was primarily due to lower market values of trust and investment assets managed. The decrease in electronic banking income was due to less customer activity than in the linked quarter. The lower bank owned life insurance income was primarily driven by $0.2 million recognized on a one-time death benefit during the linked quarter.
Compared to the third quarter of 2021, non-interest income, excluding net gains and losses, increased $3.6 million. Lease income, deposit account service charges, and electronic banking income increased $1.7 million, $1.3 million, and $0.9 million, respectively. The increases in deposit account service charges and electronic banking income were primarily attributable to the acquired Premier accounts as well as increased customer activity in recent periods.
For the first nine months of 2022, total non-interest income, excluding gains and losses, increased $9.8 million, or 19%, compared to the first nine months of 2021. The increase was driven by growth of $4.2 million, or 64%, in service charges on deposit accounts, and $3.3 million, or 26%, in electronic banking income, primarily attributable to customers added in the Premier Merger. Also contributing to the growth was an increase in other non-interest income due to a $2.9 million increase in lease income. Partially offsetting the 2022 increase when compared to the same period in 2021 was an $1.6 million decline in mortgage banking income due to the increased market interest rate environment in the first nine months of 2022 and a lower volume of new loan originations.
Total Non-interest Expense:
Total non-interest expense increased $2.4 million, or 5%, for the three months ended September 30, 2022, compared to the linked quarter. Total non-interest expense in the third and second quarters of 2022 contained non-core expenses, including acquisition-related expenses of $0.3 million and $0.6 million, respectively. The increase in total non-interest expense for the third quarter of 2022 was attributable to increases in (i) salaries and employee benefit costs, (ii) professional fees, (iii) marketing expense and (iv) data processing and software expense. Partially offsetting the increase in non-interest expenses was a decrease in electronic banking expense. The increases in non-interest expenses were primarily driven by growth as well as sales incentives and minimum wage increases at Premier in regards to salaries and employee benefit costs.
Compared to the third quarter of 2021, total non-interest expense decreased $5.6 million, or 10%, primarily due to decreases in acquisition-related expenses and professional fees, due to the Premier Merger, which totaled $16.2 million for the third quarter of 2021. Partially offsetting these decreases in non-interest expense were increases in (i) salaries and employee benefit costs, (ii) net occupancy and equipment expense, (iii) data processing and software expense, (iv) amortization of other intangible assets, and (v) electronic banking expense. The increases were due to the recent growth, including through mergers and acquisitions.
For the nine months ended September 30, 2022, total non-interest expense increased $18.0 million, or 13%, compared to the first nine months of 2021. The variance was driven by increases of (i) $15.7 million in salaries and employee benefit costs, (ii) $4.5 million in net occupancy and equipment expense, (iii) $2.5 million in intangible asset amortization, (iv) $2.1 million in electronic banking expense, (v) $1.8 million in data processing and software expenses, and (vi) $1.3 million in FDIC insurance premiums. These increases were primarily due to growth over the last year, driven by mergers and acquisitions. Partially offsetting the increase in non-interest expense was a decrease in acquisition-related expenses.
The efficiency ratio for the third quarter of 2022 was 57.2%, compared to 58.8% for the linked quarter, and 94.7% for the third quarter of 2021. The change in the efficiency ratio compared to the linked quarter was primarily due to increases in market interest rates coupled with decreases in acquisition-related expenses. The efficiency ratio, adjusted for non-core items, was 56.6% for the third quarter of 2022, compared to 58.0% for the linked quarter and 63.9% for the third quarter of 2021. Peoples continues to focus on controlling expenses, while recognizing necessary costs in order to continue growing the business.

Income Tax Expense:
Peoples recorded income tax expense of $7.4 million with an effective tax rate of 22.2% for the third quarter of 2022, compared to income tax expense of $6.8 million with an effective tax rate of 21.6% for the linked quarter and an income tax benefit of $2.2 million with an effective tax rate of 27.4% for the third quarter of 2021. The increase in income tax expense for the third quarter of 2022, compared to the linked quarter, was due to higher pre-tax net income. The increase in income tax expense for the three months ended September 30, 2022, compared to the three months ended September 30, 2021, was driven by net income in the third quarter of 2022 versus a net loss in the same period of 2021. Peoples recorded income tax expense of $20.2 million with an effective tax rate of 21.4% in the first nine months of 2022 and $4.0 million with an effective tax rate of 16.8% in the first nine months of 2021. The increase was driven by higher pre-tax income and a higher effective tax rate primarily due to apportionment in additional states due to recent acquisitions.
Loans and Leases:
The period-end total loan and lease balances at September 30, 2022 increased $35.3 million, or 3% annualized, compared to June 30, 2022. The increase in the period-end loan and lease balances was primarily driven by increases of (i) $29.2 million in consumer indirect loans, (ii) $19.0 million in commercial and industrial loans, (iii) $15.4 million in premium finance loans and (iv) $13.0 million in construction loans, partially offset by a reduction in other commercial real estate loans of $36.5 million. Excluding $11.4 million forgiveness received on PPP loans, loan and lease balances grew at a 4% annualized rate. As of September 30, 2022, the remaining balance of PPP loans was $3.7 million.
The period-end total loan and lease balances increased $129.6 million, or 3%, compared to December 31, 2021. The increase in the period-end loan and lease balances was primarily driven by $154.9 million of leases acquired from Vantage and an increase of $61.8 million in indirect consumer loans, partially offset by a reduction of $126.6 million in other commercial real estate loans.
The period-end total loan and lease balances increased $120.2 million compared to September 30, 2021. The increase in the period-end loan and lease balances was driven by increases of (i) $201.4 million in leases, primarily due to the leases acquired from Vantage and growth from the North Star Leasing division, (ii) $49.1 million in indirect consumer loans and (iii) $40.8 million in construction loans, partially offset by a reduction of $205.6 million in other commercial real estate loans.
Quarterly average loan and lease balances increased $22.3 million in the third quarter of 2022 compared to the linked quarter. The increase was driven by increases of $35.7 million, $19.1 million, $18.2 million, and $13.1 million in indirect consumer loans, residential real estate loans, premium finance loans, and construction loans, respectively. These increases were substantially offset by decreases of $53.0 million and $19.4 million in other commercial real estate loans and residential real estate loans, respectively. Compared to the third quarter of 2021, quarterly average loan and lease balances increased $1.1 billion, or 30%, driven by loans acquired from Premier, and leases acquired from Vantage, as well as leases originated.
For the first nine months of 2022, average loan and lease balances increased $1.1 billion, or 32%, compared to the same period in 2021. The increase was driven by loans and leases acquired from Premier, Vantage and NSL.
Asset Quality:
Asset quality metrics remained stable during the quarter. Total nonperforming assets decreased $1.8 million, or 4%, compared to June 30, 2022, and $7.6 million, or 14%, compared to September 30, 2021. The decrease in nonperforming assets compared to the linked quarter was primarily attributable to a reduction in nonaccrual other commercial real estate loans and residential real estate loans, substantially offset by an increase in past due leases. The decrease from the prior year quarter was driven by a reduction in nonaccrual other commercial real estate loans. Nonperforming assets as a percent of total loans and OREO were 0.98% at September 30, 2022, down from 1.02% at June 30, 2022 and 1.17% at September 30, 2021.

Criticized loans, which are those categorized as special mention, substandard or doubtful, decreased $16.6 million and $70.1 million compared to June 30, 2022 and September 30, 2021, respectively. As a percent of total loans, criticized loans were 3.57% at September 30, 2022, compared to 3.96% at June 30, 2022 and 5.23% at September 30, 2021. The decrease in the amount of criticized loans compared to June 30, 2022 was primarily related to pay-downs and upgrades during the quarter. Compared to September 30, 2021, the decrease in the amount of criticized loans was largely due to a reduction in the criticized loans acquired from Premier. Classified loans, which are those categorized as substandard or doubtful, decreased $20.6 million and $47.8 million compared to June 30, 2022 and September 30, 2021, respectively. As a percent of total loans, classified loans were 2.06% at September 30, 2022, compared to 2.52% at June 30, 2022, and 3.18% at September 30, 2021. The decrease in classified loans compared to the prior quarter was driven by the upgrade of one large commercial real estate loan and the pay-offs of two large commercial and industrial loans and one large commercial real estate loan. The decrease in classified loans when compared to the third quarter of 2021 was largely attributable to loan sales, pay-offs, and upgrades of classified loans acquired from Premier.
Annualized net charge-offs were 0.15% of average total loans for the third quarter of 2022, compared to 0.14% for the linked quarter and 0.18% for the prior year quarter, with the increase relative to the linked quarter driven by higher charge-offs on leases, consumer loans, and other commercial real estate loans, substantially offset by less charge-offs on commercial and industrial loans and deposit account overdrafts. The decrease in net charge-offs during the current quarter versus the prior year quarter was primarily attributable to one commercial and industrial loan charge-off of $500,000 during the third quarter of 2021.
At September 30, 2022, the allowance for credit losses was $52.9 million, compared to $52.3 million at June 30, 2022, and $77.4 million at September 30, 2021. The change in the allowance for credit losses compared to June 30, 2022 was primarily due to a deterioration of macro-economic conditions, partially offset by a reduction in reserves for individually analyzed loans. The ratio of the allowance for credit losses as a percent of total loans was 1.15% at September 30, 2022, compared to 1.14% at June 30, 2022 and 1.72% at September 30, 2021. The higher ratio of the allowance for credit losses as a percent of total loans at September 30, 2021 was due to the establishment of a provision for credit losses of $11.0 million and $22.3 million for non-purchased credit deteriorated loans and purchased credit deteriorated loans, respectively, which had been acquired in the Premier Merger.
The ratio of the allowance for credit losses as a percent of total loans includes PPP loans that do not have an allowance because of the guarantee by the Small Business Administration. Excluding PPP loans, the ratio of the allowance for credit losses as a percent of total loans would remain 1.15% at September 30, 2022, compared to 1.15% at June 30, 2022, and 1.78% at September 30, 2021.
Deposits:
As of September 30, 2022, period-end deposit balances decreased $63.6 million, or 1%, compared to June 30, 2022. The decrease was primarily driven by reductions of (i) $39.5 million in retail certificates of deposits, (ii) $20.5 million in money market deposit accounts, and (iii) $16.5 million in non-interest bearing checking accounts.
Period-end deposit balances increased $3.1 million compared to December 31, 2021. The variance was driven by increases of $117.5 million in governmental deposit accounts and $40.6 million in savings accounts, substantially offset by decreases of $117.7 million in total certificates of deposits and $26.5 million in money market deposits.
Period-end deposit balances grew $33.6 million, or 1%, compared to September 30, 2021. Deposits increased primarily due to growth in non-interest-bearing deposits, savings accounts, and governmental deposit accounts of $76.0 million, $60.6 million, and $55.4 million, respectively, substantially offset by a decrease of $166.9 million in total certificates of deposits. Customers continued to maintain higher balances due primarily to economic stimulus payments provided by the U.S. federal government, as well as changes in customer buying habits.
Average deposit balances during the third quarter of 2022 decreased $30.3 million compared to the linked quarter. This decrease was driven by lower interest-bearing deposits, partially offset by an increase in non-interest-bearing deposits. Compared to the third quarter of 2021, quarterly average deposits increased $1.3 billion, or 29%, driven by deposits acquired from Premier. Total demand deposit accounts comprised 48%, 47%, 48% and 46% of total deposits at September 30, 2022, June 30, 2022, December 31, 2021 and September 30, 2021, respectively.
Stockholders' Equity:
Total stockholders' equity at September 30, 2022 decreased by $26.3 million compared to June 30, 2022, which reflected an other comprehensive loss of $41.6 million, dividends paid of $10.8 million, and share repurchases of $1.2 million, partially offset by net income for the quarter of $26.0 million. The other comprehensive loss was the result of changes in the market value of available-for-sale investment securities, which were driven by changes in market interest rates.
Total stockholders' equity at September 30, 2022 decreased by $84.5 million compared to December 31, 2021, which was due to (i) an other comprehensive loss of $123.3 million, (ii) dividends paid of $31.7 million and (iii) share repurchases of $7.1 million, partially offset by net income of $74.4 million for the first nine months of 2022. The other comprehensive loss was the result of changes in the market value of available-for-sale investment securities, which were driven by changes in market interest rates.
Total stockholders' equity at September 30, 2022 decreased $71.4 million compared to September 30, 2021, which was due to an other comprehensive loss of (i) $129.0 million, (ii) dividends paid of $41.9 million and (iii) share repurchases of $7.1million, partially offset by net income of $102.2 million during the twelve-month period. The increase in accumulated other comprehensive loss was the result of unrealized losses related to the available-for-sale investment securities portfolio from September 30, 2021 to September 30, 2022.
At September 30, 2022, the tier 1 risk-based capital ratio was 12.08%, compared to 11.91% at June 30, 2022, and 12.58% at September 30, 2021. The common equity tier 1 risk-based capital ratio was 11.80% at September 30, 2022, compared to 11.62% at June 30, 2022, and 12.30% at September 30, 2021. The total risk-based capital ratio was 12.98% at September 30, 2022, compared to 12.81% at June 30, 2022, and 13.83% at September 30, 2021. Peoples adopted the five-year transition to phase in the impact of the adoption of CECL, effective January 1, 2020, on regulatory capital ratios. Compared to June 30, 2022, these ratios improved due to higher net income. Compared to September 30, 2021, the capital ratios decreased due to the Vantage acquisition.
Book value per common share and tangible book value per common share, which excludes goodwill and other intangible assets, were $26.89 and $15.28, respectively, at September 30, 2022, compared to $27.81 and $16.21, respectively, at June 30, 2022, and $29.43 and $18.98, respectively, at September 30, 2021. Both ratios decreased compared to June 30, 2022 and September 30, 2021 primarily due to other comprehensive losses recognized in the third quarter and the first nine months of 2022.
The ratio of total stockholders’ equity to total assets was 10.86% at September 30, 2022, compared to 10.81% at June 30, 2022, and 11.78% at September 30, 2021. The ratio decreased from September 30, 2021 due primarily to other comprehensive losses in the twelve-month period. The tangible equity to tangible assets ratio, which excludes goodwill and other intangible assets, was 6.47% at September 30, 2022 compared to 6.60% and 7.93% at June 30, 2022, and September 30, 2021, respectively. The decreases in the ratio were due primarily to increases in accumulated other comprehensive loss.

Peoples Bancorp Inc. ("Peoples", Nasdaq: PEBO) is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples has been headquartered in Marietta, Ohio since 1902. Peoples had $7.0 billion in total assets as of September 30, 2022, and 130 locations, including 113 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland. Peoples' vision is to be the Best Community Bank in America.
Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and NSL), Peoples Insurance Agency, LLC and Vantage.
Conference Call to Discuss Earnings:
Peoples will conduct a facilitated conference call to discuss third quarter 2022 results of operations on October 25, 2022 at 11:00 a.m., Eastern Daylight Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.
Use of Non-US GAAP Financial Measures:
This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Management uses these "non-US GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-US GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. Peoples also uses the non-US GAAP financial measures for calculating incentive compensation. These disclosures should not be viewed as substitutes for financial measures determined in accordance with US GAAP, nor are they necessarily comparable to non-US GAAP performance measures that may be presented by other companies. Below is a listing of the non-US GAAP financial measures used in this news release:
◦Core non-interest expense is a non-US GAAP financial measure since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses.
◦The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is a non-US GAAP financial measure since it excludes amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.
◦The efficiency ratio adjusted for non-core items is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income, excluding net gains and losses. This ratio is a non-US GAAP financial measure since it excludes the impact of acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc., contract negotiation expenses and the amortization of other intangible assets and all gains and losses included in earnings, and uses fully tax-equivalent net interest income.
◦Tangible assets, tangible equity, the tangible equity to tangible assets ratio and tangible book value per common share are non-US GAAP financial measures since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
◦Total non-interest income, excluding net gains and losses, is a non-US GAAP financial measure since it excludes all gains and losses included in earnings.
◦Pre-provision net revenue is defined as net interest income plus total non-interest income, excluding net gains and losses, minus total non-interest expense. This measure is a non-US GAAP financial measure since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income.
◦Return on average assets adjusted for non-core items is calculated as annualized net income (less the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation Inc. and contract negotiation expenses) divided by average assets. This measure is a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, severance expenses, COVID-19-related expenses, and the contribution to Peoples Bank Foundation, Inc.
◦Return on average tangible equity is calculated as annualized net income (less the after-tax impact of amortization of other intangible assets) divided by average tangible equity. This measure is a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from net income and the impact of average goodwill and other average intangible assets acquired through acquisitions on average stockholders' equity.
A reconciliation of these non-US GAAP financial measures to the most directly comparable US GAAP financial measures is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
Safe Harbor Statement:
Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "will likely," "would," "should," "could," "project," "goal," "target," "potential," "seek," "intend," "continue," "remain," and similar expressions.
These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to:
(1)the ever-changing effects of the global COVID-19 pandemic - the duration, extent and severity of which are impossible to predict, including the possibility of further resurgence in the spread of COVID-19 or variants or mutations thereof - on economies (local, national and international), supply chains and financial markets, on the labor market, including the potential for a sustained reduction in labor force participation, and on Peoples' customers (including potential changes to their bank preferences and behaviors), counterparties, employees and third-party service providers, as well as the effects of various responses of governmental and nongovernmental authorities to the COVID-19 pandemic, which could adversely impact sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;
(2)changes in the interest rate environment due to economic conditions related to the COVID-19 pandemic or other factors and/or the fiscal and monetary policy measures undertaken by the U.S. government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") in response to such economic conditions, which may adversely impact interest rates, the interest rate yield curve, interest margins, loan demand and interest rate sensitivity;
(3)the effects of inflationary pressures and the impact of rising interest rates on borrowers’ liquidity and ability to repay;
(4)the success, impact, and timing of the implementation of Peoples' business strategies and Peoples' ability to manage strategic initiatives, including the completion and successful integration of planned acquisitions, including the recently-completed Premier Merger and the recently-completed acquisition of Vantage, and the expansion of commercial and consumer lending activities, in light of the potential impact of the COVID-19 pandemic on customers' operations and financial condition;
(5)competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, which can in turn impact Peoples' credit spreads, changes to third-party relationships and revenues, changes in the manner of providing services, customer acquisition and retention pressures, and Peoples' ability to attract, develop and retain qualified professionals;
(6)uncertainty regarding the nature, timing, cost, and effect of legislative or regulatory changes or actions, or deposit insurance premium levels, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the CARES Act, and the follow-up legislation enacted as the Consolidated Appropriations Act, 2021, the American

Rescue Plan Act of 2021, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;
(7)the effects of easing restrictions on participants in the financial services industry;
(8)local, regional, national and international economic conditions (including the impact of potential or imposed tariffs, a U.S. withdrawal from or significant renegotiation of trade agreements, trade wars and other changes in trade regulations, and changes in the relationship of the U.S. and its global trading partners) and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;
(9)Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;
(10)changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans, charge-offs, and customer and other counterparties' performance and creditworthiness generally, which may be less favorable than expected in light of the COVID-19 pandemic and recent inflationary pressures and adversely impact the amount of interest income generated;
(11)Peoples may have more credit risk and higher credit losses to the extent there are loan concentrations by location or industry of borrowers or collateral;
(12)future credit quality and performance, including expectations regarding future credit losses and the allowance for credit losses;
(13)changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations;
(14)the impact of assumptions, estimates and inputs used within models, which may vary materially from actual outcomes, including under the CECL model;
(15)the replacement of the London Interbank Offered Rate ("LIBOR") with other reference rates which may result in increased expenses and litigation, and adversely impact the effectiveness of hedging strategies;
(16)adverse changes in the conditions and trends in the financial markets, including the impacts of the COVID-19 pandemic and recent inflationary pressures, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;
(17)the volatility from quarter to quarter of mortgage banking income, whether due to interest rates, demand, the fair value of mortgage loans, or other factors;
(18)Peoples' ability to receive dividends from its subsidiaries;
(19)Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;
(20)the impact of larger or similar-sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;
(21)Peoples' ability to secure confidential information and deliver products and services through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;
(22)Peoples' ability to anticipate and respond to technological changes, and Peoples' reliance on, and the potential failure of, a number of third-party vendors to perform as expected, including Peoples' primary core banking system provider, which can impact Peoples' ability to respond to customer needs and meet competitive demands;
(23)operational issues stemming from and/or capital spending necessitated by the potential need to adapt to industry changes in information technology systems on which Peoples and its subsidiaries are highly dependent;
(24)changes in consumer spending, borrowing and saving habits, whether due to changes in retail distribution strategies, consumer preferences and behavior, changes in business and economic conditions (including as a result of the COVID-19 pandemic), legislative or regulatory initiatives (including those in response to the COVID-19 pandemic), or other factors, which may be different than anticipated;
(25)the adequacy of Peoples' internal controls and risk management program in the event of changes in strategic, reputational, market, economic, operational, cybersecurity, compliance, legal, asset/liability repricing, liquidity, credit and interest rate risks associated with Peoples' business;
(26)the impact on Peoples' businesses, personnel, facilities, or systems, of losses related to acts of fraud, theft, misappropriation or violence;
(27)the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics (including COVID-19), cybersecurity attacks, system failures, civil unrest, military or terrorist activities or international conflicts;
(28)the potential further deterioration of the U.S. economy due to financial, political or other shocks;

(29)the potential influence on the U.S. financial markets and economy from the effects of climate change;
(30)the impact on Peoples' businesses and operating results of any costs associated with obtaining rights in intellectual property claimed by others and adequately protecting Peoples' intellectual property;
(31)risks and uncertainties associated with Peoples' entry into new geographic markets and risks resulting from Peoples' inexperience in these new geographic markets;
(32)Peoples' ability to integrate the NSL and Vantage acquisitions, and the merger of Premier into Peoples, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;
(33)the risk that expected revenue synergies and cost savings from the merger of Peoples and Premier may not be fully realized or realized within the expected time frame;
(34)changes in laws or regulations imposed by Peoples' regulators impacting Peoples' capital actions, including dividend payments and share repurchases;
(35)the effect of a fall in stock market prices on the asset and wealth management business;
(36)Peoples' continued ability to grow deposits;
(37)other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission (the "SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website - www.peoplesbancorp.com under the “Investor Relations” section.
As required by US GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its September 30, 2022 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

	At or For the Three Months Ended			At or For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2022	2022	2021	2022	2021

PER COMMON SHARE (a):
Earnings (loss) per common share:
Basic	$0.93	$0.89	$(0.28)	$2.65	$0.99
Diluted	0.92	0.88	(0.28)	2.65	0.99
Cash dividends declared per common share	0.38	0.38	0.36	1.12	1.07
Book value per common share (b)	26.89	27.81	29.43	26.89	29.43
Tangible book value per common share (b)(c)	15.28	16.21	18.98	15.28	18.98
Closing price of common shares at end of period (b)	$28.93	$26.60	$31.61	$28.93	$31.61

SELECTED RATIOS (a):
Return on average stockholders' equity (d)	12.92%	12.61%	(3.64)%	12.32%	4.44%
Return on average tangible equity (d)(e)	23.36%	22.99%	(4.76)%	21.70%	7.82%
Return on average assets (d)	1.45%	1.40%	(0.42)%	1.40%	0.51%
Return on average assets adjusted for non-core items (d)(f)	1.47%	1.44%	0.66%	1.44%	1.02%
Efficiency ratio (g)	57.20%	58.76%	94.70%	60.67%	78.38%
Efficiency ratio adjusted for non-core items (h)(j)	56.64%	57.98%	63.93%	59.61%	64.32%
Pre-provision net revenue to total average assets (d)(i)	1.96%	1.75%	0.11%	2.53%	0.83%
Net interest margin (d)	4.17%	3.84%	3.50%	3.81%	3.41%
Dividend payout ratio (k)(l)	41.39%	43.22%	NM	42.56%	NM
(a)Reflects the impact of the acquisition of NSL beginning April 1, 2021, of the Premier Merger beginning September 17, 2021, and of the acquisition of Vantage beginning March 7, 2022.
(b)Data presented as of the end of the period indicated.
(c)Tangible book value per common share represents a non-US GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(d)Ratios are presented on an annualized basis.
(e)Return on average tangible equity represents a non-US GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from net income and it excludes the balance sheet impact of average goodwill and other intangible assets acquired through acquisitions on average stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(f)Return on average assets adjusted for non-core items represents a non-US GAAP financial measure since it excludes the after-tax impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(g)The efficiency ratio is defined as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes amortization of other intangible assets, and all gains and losses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(h)The efficiency ratio adjusted for non-core items is defined as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total non-interest income (excluding all gains and losses). This ratio represents a non-US GAAP financial measure since it excludes the impact of all gains and losses, acquisition-related expenses, pension settlement charges, severance expenses, COVID-19-related expenses, the contribution to Peoples Bank Foundation, Inc. and contract negotiation expenses included in earnings, and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(i)Pre-provision net revenue is defined as net interest income plus total non-interest income (excluding all gains and losses) minus total non-interest expense. This measure represents a non-US GAAP financial measure since it excludes the provision for (recovery of) credit losses and all gains and losses included in net income. This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."
(j)Information presented on a fully tax-equivalent basis, using a 21.4% blended corporate income tax rate for September 30, 2022, a 23.3% blended corporate income tax rate for June 30, 2022, and a 22.3% blended corporate income tax rate for September 30, 2021.
(k)This ratio, when applicable, is calculated based on dividends declared during the period divided by net income for the period.
(l)NM = not meaningful.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands, except per share data)	2022	2022	2021	2022	2021
Total interest income	$70,871	$65,056	$45,467	$193,352	$127,226
Total interest expense	3,820	3,588	2,889	10,523	9,410
Net interest income	67,051	61,468	42,578	182,829	117,816
Provision for (recovery of) credit losses	1,776	(780)	8,994	(5,811)	7,333
Net interest income after provision for (recovery of) credit losses	65,275	62,248	33,584	188,640	110,483
Non-interest income:
Electronic banking income	5,261	5,419	4,326	15,933	12,655
Trust and investment income	3,954	4,246	4,158	12,476	12,223
Insurance income	3,618	3,646	3,367	11,995	11,923
Deposit account service charges	3,833	3,558	2,549	10,817	6,578
Bank owned life insurance income	694	797	437	1,922	1,329
Mortgage banking income	328	352	766	1,116	2,726
Commercial loan swap fees	224	270	73	662	194
Net gain (loss) on investment securities	21	(44)	(166)	107	(704)
Net loss on asset disposals and other transactions	(35)	(152)	(308)	(314)	(459)
Other non-interest income	2,468	1,294	1,144	5,088	2,605
Total non-interest income	20,366	19,386	16,346	59,802	49,070
Non-interest expense:
Salaries and employee benefit costs	28,618	27,585	25,589	83,932	68,276
Net occupancy and equipment expense	4,813	4,768	3,551	14,669	10,167
Data processing and software expense	3,279	3,033	2,529	9,228	7,394
Electronic banking expense	2,648	2,727	2,037	8,134	6,006
Professional fees	2,832	2,280	6,426	8,784	13,459
Amortization of other intangible assets	2,023	2,034	1,279	5,765	3,267
Franchise tax expense	1,075	1,102	810	2,941	2,487
FDIC insurance premiums	709	1,018	807	2,921	1,596
Marketing expense	1,136	860	1,223	2,991	2,810
Communication expense	599	649	411	1,873	1,079
Other loan expenses	511	445	487	1,788	1,443
Other non-interest expense	4,010	3,398	12,711	10,755	17,762
Total non-interest expense	52,253	49,899	57,860	153,781	135,746
Income (loss) before income taxes	33,388	31,735	(7,930)	94,661	23,807
Income tax expense (benefit)	7,410	6,847	(2,172)	20,218	3,999
Net income (loss)	$25,978	$24,888	$(5,758)	$74,443	$19,808

PER COMMON SHARE DATA:
Earnings (loss) per common share – basic	$0.93	$0.89	$(0.28)	$2.65	$0.99
Earnings (loss) per common share – diluted	$0.92	$0.88	$(0.28)	$2.65	$0.99
Cash dividends declared per common share	$0.38	$0.38	$0.36	$1.12	$1.07
Weighted-average common shares outstanding – basic	27,865,416	27,919,133	20,640,519	27,929,720	19,751,853
Weighted-average common shares outstanding – diluted	27,973,255	28,061,736	20,789,271	28,009,263	19,890,672
Common shares outstanding at end of period	28,278,078	28,290,115	28,265,791	28,278,078	28,265,791

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2022	2021
(Dollars in thousands)	(Unaudited)
Assets
Cash and cash equivalents:
Cash and due from banks	$93,908	$74,354
Interest-bearing deposits in other banks	51,276	341,373
Total cash and cash equivalents	145,184	415,727
Available-for-sale investment securities, at fair value (amortized cost of $1,349,800 at September 30, 2022 and $1,283,146 at December 31, 2021) (a)	1,169,844	1,275,493
Held-to-maturity investment securities, at amortized cost (fair value of $326,457 at September 30, 2022 and $369,955 at December 31, 2021) (a)	407,801	374,129
Other investment securities	39,039	33,987
Total investment securities (a)	1,616,684	1,683,609
Loans and leases, net of deferred fees and costs (b)	4,611,207	4,481,600
Allowance for credit losses	(52,866)	(63,967)
Net loans and leases	4,558,341	4,417,633
Loans held for sale	2,649	3,791
Bank premises and equipment, net of accumulated depreciation	83,863	89,260
Bank owned life insurance	104,591	73,358
Goodwill	292,397	264,193
Other intangible assets	36,031	26,816
Other assets	166,114	89,134
Total assets	$7,005,854	$7,063,521
Liabilities
Deposits:
Non-interest-bearing	$1,635,953	$1,641,422
Interest-bearing	4,229,667	4,221,130
Total deposits	5,865,620	5,862,552
Short-term borrowings	133,611	166,482
Long-term borrowings	104,196	99,475
Accrued expenses and other liabilities	141,916	89,987
Total liabilities	6,245,343	6,218,496
Stockholders' equity
Preferred shares, no par value, 50,000 shares authorized, no shares issued at September 30, 2022 and December 31, 2021	—	—
Common shares, no par value, 50,000,000 shares authorized, 29,845,795 shares issued at September 30, 2022 and 29,814,401 shares issued at December 31, 2021, including shares held in treasury	685,351	686,282
Retained earnings	249,833	207,076
Accumulated other comprehensive loss, net of deferred income taxes	(134,923)	(11,619)
Treasury stock, at cost, 1,638,574 shares at September 30, 2022 and 1,577,359 shares at December 31, 2021	(39,750)	(36,714)
Total stockholders' equity	760,511	$845,025
Total liabilities and stockholders' equity	$7,005,854	$7,063,521
(a)    Available-for-sale investment securities and held-to-maturity investment securities are presented net of allowance for credit losses of $0 and $238, respectively, as of September 30, 2022 and $0 and $286, respectively, at December 31, 2021.
(b)    Also referred to throughout this document as "total loans" and "loans held for investment."

SELECTED FINANCIAL INFORMATION (Unaudited)

	September 30,	June 30,	March 31,	December 31,	September 30,
(Dollars in thousands)	2022	2022	2022	2021	2021
Loan Portfolio
Construction	$215,621	$202,588	$238,305	$210,232	$174,784
Commercial real estate, other	1,423,479	1,460,023	1,457,232	1,550,081	1,629,116
Commercial and industrial	877,472	858,452	887,151	891,392	858,538
Premium finance	167,682	152,237	145,813	136,136	134,755
Leases	312,847	314,522	267,068	122,508	111,446
Residential real estate	733,361	743,005	756,429	771,718	768,134
Home equity lines of credit	174,525	169,335	162,288	163,593	161,370
Consumer, indirect	592,309	563,088	524,778	530,532	543,256
Consumer, direct	113,314	111,804	107,390	104,652	108,702
Deposit account overdrafts	597	851	699	756	927
Total loans and leases	$4,611,207	$4,575,905	$4,547,153	$4,481,600	$4,491,028
Total acquired loans and leases (a)(b)	$1,186,069	$1,304,633	$1,400,336	$1,430,810	$1,586,413
Total originated loans and leases	$3,425,138	$3,271,272	$3,146,817	$3,050,790	$2,904,615
Deposit Balances (a)
Non-interest-bearing deposits (c)	$1,635,953	$1,661,865	$1,666,668	$1,641,422	$1,559,993
Interest-bearing deposits:
Interest-bearing demand accounts (c)	1,162,012	1,143,010	1,179,199	1,167,460	1,140,639
Retail certificates of deposit	544,741	584,259	612,936	643,759	691,680
Money market deposit accounts	624,708	645,242	656,266	651,169	637,635
Governmental deposit accounts	734,734	728,057	734,784	617,259	679,305
Savings accounts	1,077,383	1,080,053	1,065,678	1,036,738	1,016,755
Brokered deposits	86,089	86,739	87,395	104,745	106,013
Total interest-bearing deposits	$4,229,667	$4,267,360	$4,336,258	$4,221,130	$4,272,027
Total deposits	$5,865,620	$5,929,225	$6,002,926	$5,862,552	$5,832,020
Total demand deposits (c)	$2,797,965	$2,804,875	$2,845,867	$2,808,882	$2,700,632
Asset Quality (a)
Nonperforming assets (NPAs): (d)
Loans 90+ days past due and accruing	$8,424	$8,236	$5,959	$3,723	$5,363
Nonaccrual loans	27,831	29,488	32,003	34,765	36,034
Total nonperforming loans (NPLs) (d)	36,255	37,724	37,962	38,488	41,397
Other real estate owned (OREO)	8,840	9,210	9,407	9,496	11,268
Total NPAs (d)	$45,095	$46,934	$47,369	$47,984	$52,665
Criticized loans (e)	$164,775	$181,395	$190,315	$194,016	$234,845
Classified loans (f)	94,848	115,483	109,530	106,547	142,628
Allowance for credit losses as a percent of NPLs (d)	145.82%	138.76%	144.27%	166.20%	186.93%
NPLs as a percent of total loans (d)	0.79%	0.82%	0.83%	0.86%	0.92%
NPAs as a percent of total assets (d)	0.64%	0.64%	0.65%	0.68%	0.75%
NPAs as a percent of total loans and OREO (d)	0.98%	1.02%	1.04%	1.07%	1.17%
Criticized loans as a percent of total loans (e)	3.57%	3.96%	4.19%	4.33%	5.23%
Classified loans as a percent of total loans (f)	2.06%	2.52%	2.41%	2.38%	3.18%
Allowance for credit losses as a percent of total loans	1.15%	1.14%	1.20%	1.43%	1.72%
Total demand deposits as a percent of total deposits (c)	47.70%	47.31%	47.41%	47.91%	46.31%
Capital Information (a)(g)(h)(i)(j)
Common equity tier 1 risk-based capital ratio	11.80%	11.62%	11.51%	12.52%	12.30%
Tier 1 risk-based capital ratio	12.08%	11.91%	11.80%	12.81%	12.58%
Total risk-based capital ratio (tier 1 and tier 2)	12.98%	12.81%	12.78%	14.06%	13.83%
Tier 1 leverage ratio	8.64%	8.38%	8.29%	8.67%	11.20%
Common equity tier 1 capital	$584,880	$564,708	$547,215	$577,565	$567,172
Tier 1 capital	598,633	578,425	560,897	591,215	580,100
Total capital (tier 1 and tier 2)	643,189	622,516	607,493	648,948	637,802
Total risk-weighted assets	$4,955,627	$4,857,818	$4,752,428	$4,614,258	$4,611,321
Total stockholders' equity to total assets	10.86%	10.81%	11.17%	11.96%	11.78%
Tangible equity to tangible assets (k)	6.47%	6.60%	6.76%	8.18%	7.93%

(a)Reflects the impact of the acquisition of NSL beginning April 1, 2021, the Premier Merger beginning September 17, 2021, and the acquisition of Vantage beginning March 7, 2022.
(b)Includes all loans and leases acquired and purchased in 2012 and thereafter.
(c)The sum of non-interest-bearing deposits and interest-bearing deposits is considered total demand deposits.
(d)Nonperforming loans and leases include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and leases, and OREO.
(e)Includes loans and leases categorized as a special mention, substandard, or doubtful.
(f)Includes loans and leases categorized as substandard or doubtful.
(g)Data presented as of the end of the period indicated.
(h)September 30, 2022 data based on preliminary analysis and subject to revision.
(i)Peoples' capital conservation buffer was 4.98% at September 30, 2022, 4.81% at June 30, 2022, 4.78% at March 31, 2022, 6.06% at December 31, 2021, 5.83% at September 30, 2021, compared to required capital conservation buffer of 2.50%.
(j)Peoples has adopted the five-year transition to phase in the impact of the adoption of CECL, effective January 1, 2020, on regulatory capital ratios.
(k)This ratio represents a non-US GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release under the caption of "Non-US GAAP Financial Measures (Unaudited)."

PROVISION FOR (RECOVERY OF) CREDIT LOSSES INFORMATION (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands)	2022	2022	2021	2022	2021
Provision for (recovery of) credit losses
Provision for (recovery of) other credit losses	$1,558	$(1,135)	$8,870	$(6,583)	$7,125
Provision for checking account overdraft credit losses	218	355	124	772	208
Total provision for (recovery of) credit losses	$1,776	$(780)	$8,994	$(5,811)	$7,333

Net charge-offs
Gross charge-offs	$1,990	$1,951	$1,896	$6,274	$4,221
Recoveries	302	410	310	1,135	804
Net charge-offs	$1,688	$1,541	$1,586	$5,139	$3,417

Net charge-offs (recoveries) by type
Commercial real estate, other	$18	$(154)	$(4)	$93	$153
Commercial and industrial	33	418	650	910	930
Premium finance	37	22	7	73	30
Leases	632	429	311	1,358	726
Residential real estate	132	33	(4)	460	210
Home equity lines of credit	5	25	143	17	155
Consumer, indirect	529	366	373	1,194	979
Consumer, direct	72	49	12	246	42
Deposit account overdrafts	230	353	98	788	192
Total net charge-offs	$1,688	$1,541	$1,586	$5,139	$3,417

Net charge-offs as a percent of average total loans (annualized)	0.15%	0.14%	0.18%	0.15%	0.13%

SUPPLEMENTAL INFORMATION (Unaudited)

	September 30,	June 30,	March 31,	December 31,	September 30,
(Dollars in thousands)	2022	2022	2022	2021	2021

Trust assets under administration and management	$1,672,633	$1,731,454	$1,927,828	$2,009,871	$1,937,123
Brokerage assets under administration and management	1,127,831	1,068,261	1,152,530	1,183,927	1,133,668
Mortgage loans serviced for others	$400,736	$410,007	$420,024	$430,597	$441,085
Employees (full-time equivalent) (a)	1,244	1,261	1,245	1,188	1,181
(a) The change in full-time equivalent employees between December 31, 2021 and March 31, 2022 was due to the Vantage acquisition on March 7, 2022.

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

	Three Months Ended
	September 30, 2022			June 30, 2022			September 30, 2021
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets
Short-term investments	$159,522	$847	2.11%	$182,456	$299	0.66%	$199,007	$82	0.16%
Investment securities (a)(b)	1,685,134	9,009	2.13%	1,708,759	8,358	1.96%	1,152,737	4,935	1.71%
Loans (b)(c):
Construction	222,966	2,765	4.85%	209,822	2,216	4.18%	125,178	1,196	3.74%
Commercial real estate, other	1,300,173	16,593	4.99%	1,353,201	15,599	4.56%	993,259	9,507	3.75%
Commercial and industrial	865,436	11,140	5.04%	864,023	8,715	3.99%	789,555	8,933	4.43%
Premium finance	162,057	1,949	4.71%	143,898	1,778	4.89%	122,828	1,542	4.91%
Leases	307,459	9,628	12.25%	288,360	10,541	14.46%	97,068	4,810	19.39%
Residential real estate (d)	869,444	9,439	4.34%	888,809	9,326	4.20%	652,184	6,648	4.08%
Home equity lines of credit	173,032	2,217	5.08%	167,935	1,748	4.17%	126,888	1,271	3.97%
Consumer, indirect	576,826	5,907	4.06%	541,135	5,243	3.89%	541,329	5,509	4.04%
Consumer, direct	113,609	1,764	6.16%	111,541	1,647	5.92%	86,935	1,385	6.32%
Total loans and leases	4,591,002	61,402	5.26%	4,568,724	56,813	4.94%	3,535,224	40,801	4.55%
Allowance for credit losses	(52,719)			(54,148)			(51,610)
Net loans and leases	4,538,283			4,514,576			3,483,614
Total earning assets	6,382,939	71,258	4.40%	6,405,791	65,470	4.06%	4,835,358	45,818	3.74%

Goodwill and other intangible assets	329,482			329,243			232,361
Other assets	411,687			386,629			407,428
Total assets	$7,124,108			$7,121,663			$5,475,147

Liabilities and Equity
Interest-bearing deposits:
Savings accounts	$1,079,580	$139	0.05%	$1,076,028	$45	0.02%	$737,771	$23	0.01%
Governmental deposit accounts	741,836	543	0.29%	704,632	471	0.27%	542,855	458	0.33%
Interest-bearing demand accounts	1,158,970	190	0.07%	1,177,751	115	0.04%	795,565	74	0.04%
Money market deposit accounts	623,144	292	0.19%	641,066	104	0.07%	533,497	67	0.05%
Retail certificates of deposit	560,532	644	0.46%	602,225	747	0.50%	457,073	951	0.83%
Brokered deposits (e)	86,524	508	2.33%	87,006	532	2.45%	155,779	826	2.10%
Total interest-bearing deposits	4,250,586	2,316	0.22%	4,288,708	2,014	0.19%	3,222,540	2,399	0.30%
Short-term borrowings (e)	202,765	393	0.77%	150,435	261	0.70%	80,400	91	0.45%
Long-term borrowings	111,882	1,111	3.97%	152,595	1,313	3.44%	95,031	399	1.67%
Total borrowed funds	314,647	1,504	1.91%	303,030	1,574	2.08%	175,431	490	1.11%
Total interest-bearing liabilities	4,565,233	3,820	0.33%	4,591,738	3,588	0.31%	3,397,971	2,889	0.34%

Non-interest-bearing deposits	1,655,888			1,648,067			1,358,652
Accrued expenses and other liabilities	105,128			90,457			90,741
Total liabilities	6,326,249			6,330,262			4,847,364
Stockholders’ equity	797,859			791,401			627,783
Total liabilities and stockholders' equity	$7,124,108			$7,121,663			$5,475,147

Net interest income/spread (b)		$67,438	4.07%		$61,882	3.75%		$42,929	3.40%
Net interest margin (b)			4.17%			3.84%			3.50%

	Nine Months Ended
	Nine Months Ended
	September 30, 2022			September 30, 2021
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets
Short-term investments	$224,060	$1,306	0.78%	$175,755	$175	0.13%
Investment securities (a)(b)	1,688,124	24,703	1.95%	1,049,167	12,671	1.61%
Loans (b)(c):
Construction	219,478	7,136	4.29%	108,859	3,169	3.84%
Commercial real estate, other	1,338,375	46,974	4.63%	930,150	26,938	3.82%
Commercial and industrial	872,601	27,878	4.21%	872,421	28,773	4.35%
Premium finance	146,345	4,891	4.41%	112,925	4,137	4.83%
Leases	253,231	26,271	13.68%	61,551	9,025	19.34%
Residential real estate (d)	890,499	28,531	4.27%	624,993	19,749	4.21%
Home equity lines of credit	168,137	5,577	4.43%	122,720	3,638	3.96%
Consumer, indirect	547,438	16,195	3.96%	526,900	16,025	4.07%
Consumer, direct	110,509	5,006	6.06%	82,151	3,896	6.34%
Total loans and leases	4,546,613	168,459	4.91%	3,442,670	115,350	4.44%
Allowance for credit losses	(56,237)			(49,483)
Net loans and leases	4,490,376			3,393,187
Total earning assets	6,402,560	194,468	4.03%	4,618,109	128,196	3.68%

Goodwill and other intangible assets	321,043			213,232
Other assets	380,376			360,842
Total assets	$7,103,979			$5,192,183

Liabilities and Equity
Interest-bearing deposits:
Savings accounts	$1,068,912	$218	0.03%	$688,782	$79	0.02%
Governmental deposit accounts	705,891	1,462	0.28%	490,170	1,602	0.44%
Interest-bearing demand accounts	1,169,284	397	0.05%	743,562	205	0.04%
Money market deposit accounts	638,061	492	0.10%	554,194	294	0.07%
Retail certificates of deposit	596,335	2,262	0.51%	440,454	3,054	0.93%
Brokered deposits (e)	88,336	1,552	2.35%	166,000	2,559	2.06%
Total interest-bearing deposits	4,266,819	6,383	0.20%	3,083,162	7,793	0.34%
Short-term borrowings (e)	169,360	992	0.78%	73,873	283	0.51%
Long-term borrowings	131,129	3,148	3.20%	104,691	1,334	1.70%
Total borrowed funds	300,489	4,140	1.83%	178,564	1,617	1.21%
Total interest-bearing liabilities	4,567,308	10,523	0.31%	3,261,726	9,410	0.39%

Non-interest-bearing deposits	1,637,053			1,248,330
Accrued expenses and other liabilities	91,749			86,209
Total liabilities	6,296,110			4,596,265

Stockholders’ equity	807,869			595,918
Total liabilities and stockholders' equity	$7,103,979			$5,192,183

Net interest income/spread (b)		$183,945	3.72%		$118,786	3.29%
Net interest margin (b)			3.81%			3.41%
(a)Average balances are based on carrying value.
(b)Interest income and yields are presented on a fully tax-equivalent basis, using a 21.4% blended corporate income tax rate for September 30, 2022, a 23.3% blended corporate income tax rate for June 30, 2022, and a 22.3% blended corporate income tax rate for September 30, 2021.
(c)Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.
(d)Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.
(e)Interest related to interest rate swap transactions is included, as appropriate to the transaction, in interest expense on short-term FHLB advances (included in short-term borrowings) and interest expense on brokered deposits for all periods presented.

NON-US GAAP FINANCIAL MEASURES (Unaudited)
The following non-US GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. Peoples also uses the non-US GAAP financial measures for calculating incentive compensation. The following tables summarize the non-US GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands)	2022	2022	2021	2022	2021

Core non-interest expense:
Total non-interest expense	$52,253	$49,899	$57,860	$153,781	$135,746
Less: acquisition-related expenses	339	602	16,209	2,314	20,520
Less: pension settlement charges	139	—	143	139	143
Less: severance expenses	—	—	—	—	63
Less: COVID-19-related expenses	9	29	181	132	683
Less: Peoples Bank Foundation, Inc. contribution	—	—	—	—	500
Less: contract negotiation expense	—	—	1,851	—	1,851
Core non-interest expense	$51,766	$49,268	$39,476	$151,196	$111,986

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands)	2022	2022	2021	2022	2021

Efficiency ratio:
Total non-interest expense	52,253	$49,899	57,860	153,781	135,746
Less: amortization of other intangible assets	2,023	2,034	1,279	5,765	3,267
Adjusted non-interest expense	$50,230	$47,865	$56,581	$148,016	$132,479

Total non-interest income	$20,366	$19,386	$16,346	$59,802	$49,070
Less: net gain (loss) on investment securities	21	(44)	(166)	107	(704)
Less: net loss on asset disposals and other transactions	(35)	(152)	(308)	(314)	(459)
Total non-interest income, excluding net gains and losses	$20,380	$19,582	$16,820	$60,009	$50,233

Net interest income	$67,051	$61,468	$42,578	$182,829	$117,816
Add: fully tax-equivalent adjustment (a)	387	414	351	1,116	970
Net interest income on a fully tax-equivalent basis	$67,438	$61,882	$42,929	$183,945	$118,786

Adjusted revenue	$87,818	$81,464	$59,749	$243,954	$169,019

Efficiency ratio	57.20%	58.76%	94.70%	60.67%	78.38%

Efficiency ratio adjusted for non-core items:
Core non-interest expense	$51,766	$49,268	$39,476	$151,196	$111,986
Less: amortization of other intangible assets	2,023	2,034	1,279	5,765	3,267
Adjusted core non-interest expense	$49,743	$47,234	$38,197	$145,431	$108,719

Adjusted revenue	$87,818	$81,464	$59,749	$243,954	$169,019

Efficiency ratio adjusted for non-core items	56.64%	57.98%	63.93%	59.61%	64.32%
`
(a) Tax effect is calculated using a 21.4% blended corporate income tax rate for September 30, 2022, 23.3% blended corporate income tax rate for June 30, 2022, and 22.3% blended corporate income tax rate for September 30, 2021.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

(Dollars in thousands, except per share data)	September 30,	June 30,	March 31,	December 31,	September 30,
	2022	2022	2022	2021	2021

Tangible equity:
Total stockholders' equity	$760,511	$786,824	$808,340	$845,025	$831,882
Less: goodwill and other intangible assets	328,428	328,132	341,865	291,009	295,415
Tangible equity	$432,083	$458,692	$466,475	$554,016	$536,467

Tangible assets:
Total assets	$7,005,854	$7,278,292	$7,239,261	$7,063,521	$7,059,752
Less: goodwill and other intangible assets	328,428	328,132	341,865	291,009	295,415
Tangible assets	$6,677,426	$6,950,160	$6,897,396	$6,772,512	$6,764,337

Tangible book value per common share:
Tangible equity	$432,083	$458,692	$466,475	$554,016	$536,467
Common shares outstanding	28,278,078	28,290,115	28,453,175	28,297,771	28,265,791

Tangible book value per common share	$15.28	$16.21	$16.39	$19.58	$18.98

Tangible equity to tangible assets ratio:
Tangible equity	$432,083	$458,692	$466,475	$554,016	$536,467
Tangible assets	$6,677,426	$6,950,160	$6,897,396	$6,772,512	$6,764,337

Tangible equity to tangible assets ratio	6.47%	6.60%	6.76%	8.18%	7.93%

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands, except per share data)	2022	2022	2021	2022	2021

Pre-provision net revenue:
Income (loss) before income taxes	$33,388	$31,735	$(7,930)	$94,661	$23,807
Add: provision for credit losses	1,776	—	8,994	1,776	7,333
Add: loss on OREO	105	32	32	138	32
Add: loss on investment securities	—	44	316	44	1,490
Add: loss on other assets	—	120	363	142	687
Add: net loss on other transactions	24	—	6	128	6
Less: recovery of credit losses	—	780	—	7,587	—
Less: gain on OREO	—	—	—	—	8
Less: gain on investment securities	21	—	150	151	786
Less: gain on other assets	94	—	93	94	258
Pre-provision net revenue	$35,178	$31,151	$1,538	$89,057	$32,303
Total average assets	$7,124,108	$7,121,663	$5,475,147	$7,103,979	$5,192,183

Pre-provision net revenue to total average assets (annualized)	1.96%	1.75%	0.11%	2.53%	0.83%

Weighted-average common shares outstanding – diluted	27,973,255	28,061,736	20,789,271	28,009,263	19,890,672
Pre-provision net revenue per common share – diluted	$1.25	$1.11	$0.07	$3.17	$1.61

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands)	2022	2022	2021	2022	2021

Annualized net income (loss) adjusted for non-core items:
Net income (loss)	$25,978	$24,888	$(5,758)	$74,443	$19,808
Add: loss on investment securities	—	44	166	—	704
Less: tax effect of loss on investment securities (a)	—	9	35	—	148
Less: gain on investment securities	21	—	—	107	—
Add: tax effect of net gain on investment securities (a)	4	—	—	22	—
Add: net loss on asset disposals and other transactions	35	152	308	314	459
Less: tax effect of net loss on asset disposals and other transactions (a)	7	32	65	66	96
Add: acquisition-related expenses	339	602	16,209	2,314	20,520
Less: tax effect of acquisition-related expenses (a)	71	126	3,404	486	4,309
Add: pension settlement charges	139	—	143	139	143
Less: tax effect of pension settlement charges (a)	29	—	30	29	30
Add: severance expenses	—	—	—	—	63
Less: tax effect of severance expenses (a)	—	—	—	—	13
Add: COVID-19-related expenses	9	29	181	132	683
Less: tax effect of COVID-19-related expenses (a)	2	6	38	28	143
Add: Peoples Bank Foundation, Inc. contribution	—	—	—	—	500
Less: tax effect of Peoples Bank Foundation, Inc. contribution (a)	—	—	—	—	105
Add: contract negotiation expenses	—	—	1,851	—	1,851
Less: tax effect of contract negotiation expenses (a)	—	—	$389	$—	$389
Net income adjusted for non-core items (after tax)	$26,374	$25,542	$9,139	$76,648	$39,498

Days in the period	92	91	92	273	273
Days in the year	365	365	365	365	365
Annualized net income (loss)	$103,065	$99,825	$(22,844)	$99,530	$26,483
Annualized net income adjusted for non-core items (after tax)	$104,636	$102,449	$36,258	$102,478	$52,809
Return on average assets:
Annualized net income (loss)	$103,065	$99,825	$(22,844)	$99,530	$26,483
Total average assets	$7,124,108	$7,121,663	$5,475,147	$7,103,979	$5,192,183
Return on average assets	1.45%	1.40%	(0.42)%	1.40%	0.51%
Return on average assets adjusted for non-core items:
Annualized net income adjusted for non-core items (after tax)	$104,636	$102,449	$36,258	$102,478	$52,809
Total average assets	$7,124,108	$7,121,663	$5,475,147	$7,103,979	$5,192,183
Return on average assets adjusted for non-core items	1.47%	1.44%	0.66%	1.44%	1.02%
(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

NON-US GAAP FINANCIAL MEASURES (Unaudited) -- (Continued)

	Three Months Ended			At or For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
(Dollars in thousands)	2022	2022	2021	2022	2021

Annualized net income (loss) excluding amortization of other intangible assets:
Net income (loss)	$25,978	$24,888	$(5,758)	$74,443	$19,808
Add: amortization of other intangible assets	2,023	2,034	1,279	5,765	3,267
Less: tax effect of amortization of other intangible assets (a)	425	427	269	1,211	686
Net income (loss) excluding amortization of other intangible assets (after tax)	$27,576	$26,495	$(4,748)	$78,997	$22,389

Days in the period	92	91	92	273	273
Days in the year	365	365	365	365	365
Annualized net income (loss)	$103,065	$99,825	$(22,844)	$99,530	$26,483
Annualized net income (loss) excluding amortization of other intangible assets (after tax)	$109,405	$106,271	$(18,837)	$105,619	$29,934

Average tangible equity:
Total average stockholders' equity	$797,859	$791,401	$627,783	$807,869	$595,918
Less: average goodwill and other intangible assets	329,482	329,243	232,361	321,043	213,232
Average tangible equity	$468,377	$462,158	$395,422	$486,826	$382,686

Return on total average stockholders' equity ratio:
Annualized net income (loss)	$103,065	$99,825	$(22,844)	$99,530	$26,483
Total average stockholders' equity	$797,859	$791,401	$627,783	$807,869	$595,918

Return on total average stockholders' equity ratio	12.92%	12.61%	(3.64)%	12.32%	4.44%

Return on average tangible equity ratio:
Annualized net income (loss) excluding amortization of other intangible assets (after tax)	$109,405	$106,271	$(18,837)	$105,619	$29,934
Average tangible equity	$468,377	$462,158	$395,422	$486,826	$382,686

Return on average tangible equity ratio	23.36%	22.99%	(4.76)%	21.70%	7.82%
(a) Tax effect is calculated using a 21% statutory federal corporate income tax rate.

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